Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	00000000000000	00000000000000
	Six Months Ended June 30, 2011	Year Ended December 31, 2010 (a)
Net income from continuing operations attributable to Ameren Corporation	$208,620	$138,678
Add- Net income attributable to noncontrolling interest	1,037	3,366
Add- Taxes based on income	129,746	325,320

Net income before income taxes and noncontrolling interest	339,403	467,364

Add- fixed charges:
Interest on short-term and long-term debt (b)	232,832	511,468
Estimated interest cost within rental expense	4,068	8,593
Amortization of net debt premium, discount, and expenses	6,758	14,337
Subsidiary preferred stock dividends	3,222	8,278
Adjust preferred stock dividends to pretax basis	1,973	4,753

Total fixed charges	248,853	547,429

Less: Adjustment of preferred stock dividends to pretax basis	1,973	4,753

Earnings available for fixed charges	$586,283	$1,010,040

Ratio of earnings to fixed charges	2.36	1.84

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17 - Goodwill and Other Asset Impairments of the 2010 Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions